Arrow Resources Development, Inc.

June 13, 2011

BY MAIL

Securities and Exchange Commission
Washington, DC 20549
Attn: Beverly A. Singleton

Re: Arrow Resources Development, Ltd.
File No. 1-09224

Dear Mrs. Singleton:

In response to your letter of May 5th regarding item 4.02 form 8-K filing of May 4th, please be advised that we have incorporated items 1 through 5 in our amended 8-K filing and current 10-K filing. In addition to those items please be advised that;

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Peter J. Frugone, CEO

Carnegie Hall Tower • 152 West 57th Street, 27th Floor • New York, NY 10019 • Tel: 212-262-2300
info@arrowrd.com  • www.arrowrd.com